Mail Stop 7010

      October 17, 2005

via U.S. mail and facsimile

Ronald L. Stewart
Chief Executive Officer and Director
Material Sciences Corporation
2200 East Pratt Boulevard
Elk Grove Village, Illinois  60007

	Re:	Material Sciences Corporation
		Form 10-K for the Fiscal Year Ended February 28, 2005
		Filed July 8, 2005
		File No. 1-8803

Dear Mr. Stewart:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 551-3736 or, in her absence, Al Pavot at (202) 551-3738, or to
the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE